Greenspring Fund, Incorporated

Code of Ethics

Greenspring Fund, Incorporated (the “Fund”) has adopted a Code of Ethics as required under Rule 17j-1 of the Investment Company Act of 1940 (the “1940 Act”) which contains provisions reasonably necessary to prevent its “access persons” from engaging in any prohibited conduct.

Standard of Business Conduct

It is unlawful for any affiliated person of the Fund or Corbyn Investment Management (“Corbyn”), the Fund’s investment adviser, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by the Fund (as defined below) to:
•	employ any device, scheme or artifice to defraud the Fund;
•
make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or
•	engage in any manipulative practice with respect to the Fund.

A security held or to be acquired by the Fund means any covered security which, within the most recent 15 days is or has been held by the Fund; or is being or has been considered by the Fund or its investment adviser for purchase by the Fund; and any option to purchase or sell, and any security convertible into or exchangeable for, a covered security.

Fund Policies and Administration

It is the Fund’s policy that no “access person” as such term is defined under Rule 17j-1 of the 1940 Act shall engage in any act, practice or course of conduct that would violate the provisions of Rule 17j-1.  The Fund will use reasonable diligence and implement procedures reasonably necessary to prevent violations of this Code of Ethics.

An access person includes: (i) any director, officer, or employee of the Fund or of Corbyn; (ii) any director, officer, employee of the Fund or Corbyn who, in connection with his or her regular functions or duties, makes, participates, in or obtains information regarding, the purchase or sale of covered securities by the Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (iii) any natural person in a control relationship to the Fund or Corbyn who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of covered securities by the Fund.

Access persons are prohibited from receiving any gift or other item of more than de minimis value from any person or entity that does business with the Fund.

A Compliance Committee, consisting of the Fund’s trader, President and Chief Compliance Officer, is responsible for the maintenance of the Fund’s Code of Ethics.  The trader and President will preclear all covered securities for access persons of Corbyn.  The Chief Compliance Officer will review personal trading records or duplicate statements for all disinterested directors.  The Compliance Committee will notify each person who is an access person who may be required to make reports pursuant to these policies that such person is subject to the reporting requirements and shall deliver a copy of this Code to each such person.

The Fund’s Board of Directors, including a majority of directors who are not interested persons, must approve the Fund’s Code of Ethics as well as its investment adviser’s Code of Ethics, and any material changes to these Codes. The Board must base its approval of the Codes and any material changes to the Codes on a determination that the Codes contains provisions reasonably necessary to prevent access persons from engaging in any prohibited conduct. Before approving the Code of Ethics of the Fund and Corbyn or any amendment to the Codes, the Board of Directors must receive a certification from the Fund and Corbyn that it has adopted procedures reasonably necessary to prevent access persons from violating the Fund’s or Corbyn’s Code of Ethics. The Fund's Board must approve a material change to the Code no later than six months after adoption of the material change.

No less frequently than annually, the Fund and Corbyn must furnish to the Fund's Board of Directors, and the Board of Directors must consider, a written report that describes any issues arising under the Code of Ethics or procedures since the last report to the Board of Directors, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and certify that the Fund or Corbyn, as applicable, has adopted procedures reasonably necessary to prevent access persons from violating the code.

Personal Trading and Preclearance Policies

An access person’s covered security transactions (as defined below) shall be on a last in and last out basis for securities that are also purchased or sold for the Fund. A buying or selling interest on the part of an access person, therefore, will not affect the price paid or received by the Fund for any security. It is also required that no access person who is aware that the Fund is purchasing or selling a particular security, or that the Fund has such a purchase or sale under consideration, shall enter an order for the purchase or sale of such security until after the Fund's transactions in that security have been completed.  The purchase or sale of a covered security includes, among other things, the writing of an option to purchase or sell a covered security.

Under Rule 17j-1, a covered security includes all securities with the exception of direct obligations of the Government of the United States; bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; shares issued by open-end funds; and units issued of a unit investment trust.

However, should it be deemed appropriate to purchase a security for the Fund which is currently held by an access person, the access person will have the option to either: (i) sell the security in question prior to purchase of such security for the Fund, or, (ii) to retain the security subject to the condition that the holding be maintained in the account or accounts in question until all shares of such security are entirely eliminated as a Fund holding. Access persons holding a security which is held by the Fund must be last to sell. Exceptions to the last to sell policy will be permitted, but only under extraordinary circumstances after the access person desiring the exception requests permission to and preclears the trade with the Compliance Committee.

Access persons are required to have all covered security transactions "precleared," in writing, by the Compliance Committee. The request should include: (i) the security to be purchased or sold, (ii) the price at which the transaction was effected, (iii) the account in which the transaction is to occur, (iv) the maximum number of shares to be purchased or sold; and (v) that the person involved has read and believes the transaction complies with the Code of Ethics. Preclearance authorization will remain valid for that trading day. If the trade is not executed on that trading day, preclearance should again be received on subsequent days before another order is entered. Once preclearance has been granted, personal activity in the cleared security will be monitored. Access persons who find it impractical to "preclear," such as a trustee for a trust, in the alternative, may make other arrangements with the Compliance Committee.

All access persons shall obtain approval from the Compliance Committee before directly or indirectly acquiring beneficial ownership in any securities in an Initial Public Offering ("IPO") or private placement. An IPO means an offering of securities registered under the Securities Act of 1933, as amended (the "Securities Act"), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act. A private placement (limited offering) means an offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act. Access persons who have been authorized to acquire securities in an IPO or private placement are required to disclose that investment when they play a part in any subsequent consideration of an investment in the issuer by the Fund.  The Fund's decision to purchase securities of the issuer should be subject to an independent review by an access person with no personal interest in the issuer.

Access persons are expressly permitted to participate in an offering of the common shares of a thrift that is converting from mutual ownership to public ownership, if participation in the offering is a result of the individual's position as a depositor or borrower at the thrift.

Reporting Requirements of Access Persons

Each access person must report to the Fund the following information:

Initial Holdings Reports. No later than 10 days after the person becomes an access person (which information must be current as of a date no more than 45 days prior to the date the person becomes an access person): (i) the title, number of shares and principal amount of each covered security, including shares of Greenspring Fund and exchange-traded funds, in which the access person had any direct or indirect beneficial ownership when the person became an access person; (ii) the name of any broker, dealer or bank with whom the access person maintained an account in which any securities were held for the direct or indirect benefit of the access person as of the date the person became an access person; and (iii) the date that the report is submitted by the access person.

Quarterly Transaction Reports. No later than 30 days after the end of a calendar quarter with respect to any transaction during the quarter in a covered security, including shares of Greenspring Fund and exchange-traded funds, in which the access person had any direct or indirect beneficial ownership: (i) the date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each covered security involved; (ii) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (iii) the price of the covered security at which the transaction was effected; (iv) the name of the broker, dealer or bank with or through which the transaction was effected; and (v) the date that the report is submitted by the access person.  With respect to any account established by the access person in which any securities were held during the quarter for the direct or indirect benefit of the access person: (i) the name of the broker, dealer or bank with whom the access person established the account; (ii) the date the account was established; and (iii) the date that the report is submitted by the access person.

Annual Holdings Reports. Annually, the following information (which information must be current as of a date no more than 45 days before the report is submitted): (i) the title, number of shares and principal amount of each covered security, including shares of Greenspring Fund and exchange-traded funds, in which the access person had any direct or indirect beneficial ownership; (ii) the name of any broker, dealer or bank with whom the access person maintains an account in which any securities are held for the direct or indirect benefit of the access person; and (iii) the date that the report is submitted by the access person.

An access person need not make a quarterly transaction or annual holdings report if the report would duplicate information contained in broker trade confirmations or account statements received by the Fund with respect to the access person in the time period required if all of the information required is contained in the broker trade confirmations or account statements, or in the records of the Fund.

Exceptions from reporting requirements. Exceptions include transactions effected for, and covered securities held in, any account over which the person has no direct or indirect influence or control and transactions effected pursuant to an Automatic Investment Plan.

In addition, a director of the Fund who is not an "interested person" of the Fund who would be required to make a report solely by reason of being a Fund director, need not make: (i) an initial holdings report and an annual holdings report; and (ii) a quarterly transaction report unless the director knew or, in the ordinary course of fulfilling his or her official duties as a Fund director, should have known that during the 15-day period immediately before or after the director's transaction in a covered security, the Fund purchased or sold the covered security, or the Fund considered purchasing or selling the covered security.

Furthermore, an access person to Corbyn need not make a separate report to the Fund to the extent the information in the report would duplicate information required to be recorded under the Investment Advisers Act of 1940.

Reportable Security.  A reportable security includes all securities except direct obligations of the Government of the United States; bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; shares issued by open-end funds, with the exception of Greenspring Fund and exchange-traded funds; and units issued of a unit investment trust.

Regulation FD

In accordance with Regulation FD, it is the policy of the Fund to protect the confidentiality of portfolio holdings and prevent the selective disclosure of non-public information concerning its portfolio holdings.  Access persons are prohibited from disclosing the portfolio holdings of the Fund to any unaffiliated third party, except the Fund’s service providers and ranking and research organizations, as described in the Fund’s Policy on Disclosure of Portfolio Holdings.  All communications to unaffiliated third parties regarding the Fund’s portfolio holdings must only contain information publicly available on either the Fund’s or the SEC’s website.

Recordkeeping Requirements

The Fund shall maintain records in the manner and to the extent required under Rule 17j-1.

Certification

Any access person shall report promptly any violations of this Code of Ethics to the Fund’s Chief Compliance Officer.  By signing the attached agreement:

•
You understand that you are an access person as set forth above and as an access person, to the best of your knowledge, you have not participated in or taken any actions related to the Fund which might be considered in conflict with the Code of Ethics and the best interests of the shareholders of the Fund; and

•
You have submitted a true and accurate record of all transactions effected for your account and all accounts over which you exercise some control or in which you have a beneficial interest which are required by this Code of Ethics to be reported and that such record was submitted in a timely fashion and was complete and accurate at the time of submission.

Agreement to Abide by the Code of Ethics for
Greenspring Fund

This agreement is entered into by and between Greenspring Fund (the “Fund”) and the access person whose signature is represented below.

By signing this agreement, the access person acknowledges that:

•	he or she has received a copy of the Fund’s Code of Ethics;

•	to the best of his or her knowledge, he or she has acted in no way in which he or she created a conflict with the best interests of the shareholders of the Fund;

•	he or she has read and understand the information contained in the Fund’s Code of Ethics;

•	he or she will abide by all rules, policies and procedures as described in the Fund’s Code of Ethics.

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Access Person                                                                                           Date